EXHIBIT 99.1

PRESS RELEASE

APRIL 23, 2019 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES PROVIDES ASSET AND CORPORATE UPDATE

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) is pleased to announce recent updates related to the Company’s royalty properties and share buyback program.

SANDSTORM RECEIVES FIRST SILVER DELIVERY FROM THE CERRO MORO STREAM

In early April, Sandstorm received its first silver delivery under the Cerro Moro stream agreement. This delivery, which amounted to 300,000 silver ounces, represented the maximum quarterly amount under the stream agreement. Cerro Moro is expected to produce 6.0 million silver ounces in 2019.

CERRO MORO INCREASES 2019 EXPLORATION BUDGET BY 33% OVER 2018

Yamana Gold Inc. (“Yamana”) announced a US$15 million exploration budget in 2019 at the Cerro Moro mine, representing a 33% increase over the 2018 exploration expenditures. The budget will be used for an aggressive drill program designed to test major structures that have the potential to host new mineralized zones, and to generate new targets through multi-disciplinary fieldwork.

For more information, visit the Yamana website at www.yamana.com and see the press release dated February 14, 2019.

Sandstorm has a silver stream agreement to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually. When 7.0 million ounces of silver have been delivered to Sandstorm the silver stream will reduce to 9.0% of the silver produced for the life of the mine. Sandstorm will make ongoing payments for each ounce of silver received, equal to 30% of the spot price per ounce of silver.

SHARE BUYBACK PROGRAM

During the fourth quarter of 2018, Sandstorm announced a share buyback program to purchase up to 18.3 million of the Company’s common shares. Since the announcement, Sandstorm has purchased approximately 6.3 million shares of the Company (of which 800,000 shares were purchased in April 2019).

For more information regarding Sandstorm’s normal course issuer bid (“NCIB”), see Sandstorm’s press releases dated November 15, 2018 and April 2, 2019 at www.sandstormgold.com or on Sandstorm’s Sedar profile at www.sedar.com.

The actual number of common shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any securities acquired under the NCIB will be cancelled.

YAMANA GOLD ANNOUNCES INTEGRATION AGREEMENT FOR THE AGUA RICA PROJECT

In early March, Yamana, Glencore International AG and Goldcorp Inc. (collectively the “Parties”) announced the signing of an integration agreement whereby the Agua Rica project in Argentina would be developed and operated using the existing infrastructure and facilities at the Alumbrera mine (“Integrated Project”).

The Parties have established a technical committee to direct the review and evaluation of the Integrated Project and given the proximity of the Agua Rica project and the Alumbrera mine, the Parties believe there is potential to realize significant synergies. A Pre-Feasibility Study is expected to be completed in 2019 and a full Feasibility Study by 2020.

For more information, visit the Yamana website at www.yamana.com and see the press release dated March 7, 2019.

In October 2015, Sandstorm entered into an early deposit gold stream agreement with Yamana on the Agua Rica project (“Early Deposit Gold Stream”). At the time when 25% of the construction of Agua Rica has been completed, Sandstorm may elect to make an additional advance payment in an amount between US$135 million and US$225 million based on the following formula: US$150,000 multiplied by the price of gold plus US$7.5 million (the “Additional Advance Payment”). If Sandstorm elects to pay the Additional Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from Agua Rica. Sandstorm would make ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold. If Sandstorm elects not to pay the Additional Advance Payment, the Company will retain a 0.25% net smelter returns (“NSR”) royalty on Agua Rica. In the event that Sandstorm wishes to syndicate the gold stream to a third party, it has the right to transfer any and all of its rights and obligations under certain conditions.

EQUINOX GOLD INCREASES RESOURCES AT AURIZONA

Equinox Gold Corp. (“Equinox Gold”) completed an updated mineral resource estimate for the Aurizona mine located in Brazil. The updated mineral resource estimate incorporated 13,635 metres of shallow infill and step-out drilling focused on the western end of the Piaba deposit.

The total Measured & Indicated Resources (exclusive of reserves) increased to 692,000 ounces contained in 12.8 million tonnes (“Mt”) at 1.68 grams per tonne (“g/t”) gold, including a new underground Indicated Resource of 460,000 ounces grading 1.96 g/t gold (cut-off grade of 0.6 g/t gold). The total Measured & Indicated Resource grade increased from 1.57 g/t gold to 1.68 g/t gold. Underground Inferred Resources increased 115% to 1.1 million ounces contained in 16.5 Mt at 1.98 g/t gold.

The updated resource does not include 5,500 metres of drilling to the northeast of Piaba and 1,804 metres of drilling at the Tatajuba target, which represents a potential four kilometre extension to the Piaba Trend. Equinox Gold is planning future drill programs for both of these targets.

For more information, visit the Equinox Gold website at www.equinoxgold.com and see the press release dated March 19, 2019. Sandstorm has a 3% - 5% sliding scale NSR royalty on the Aurizona project. At gold prices less than or equal to US$1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR royalty on the Aurizona Greenfields property, a package of exploration ground adjacent to the Aurizona project.

LUNDIN MINING TO ACQUIRE THE CHAPADA COPPER MINE

Lundin Mining Corporation (“Lundin Mining”) announced that it has entered into a definitive purchase agreement with Yamana to acquire the Chapada copper-gold mine located in Brazil. The acquisition is expected to close during the third quarter of 2019.

Several initiatives are underway to improve the performance of the Chapada processing plant. The next phase of this optimization involves expanding the scavenger flotation circuit and is expected to increase copper and gold recoveries by 1.5% to 2.0%. In addition, Yamana has been assessing plant expansion opportunities to increase the processing rate and the relocation of some plant infrastructure to allow a push-back of the pit wall for the development of the Sucupira deposit. Lundin Mining intends to evaluate these and other value creating scenarios for optimization and expansion at Chapada.

For more information, visit the Lundin Mining website at www.lundingmining.com and see the press release dated April 15, 2019.

Sandstorm has a copper stream agreement to purchase 4.2% of the copper produced at Chapada up to a maximum of 3.9 million pounds annually. When 39 million pounds of copper has been delivered to Sandstorm, the copper stream will reduce to 3.0%. Once 50 million pounds of copper have been delivered to Sandstorm on a cumulative basis, the stream will reduce to 1.5% of the copper produced for the life of the mine. Sandstorm will make ongoing payments for each pound of copper purchased equal to 30% of the spot price of copper.

LUNDIN GOLD CLOSES US$110 MILLION IN EQUITY AND DEBT FINANCING FOR FRUTA DEL NORTE

Lundin Gold Inc. (“Lundin Gold”) announced in March that they closed a bought deal equity offering for gross proceeds of C$46.6 million. The net proceeds are intended to be used to fund exploration on the Fruta del Norte property in Ecuador and for general corporate purposes. Lundin Gold plans to focus the exploration on targets around the Suarez pull-apart basin, the structure that hosts the Fruta del Norte Gold deposit.

In early April, Lundin Gold announced the closing of a US$75 million cost overrun facility that can be used to fund any potential cost overruns related to the development of the Fruta del Norte project. In addition to the cost overrun facility, Lundin Gold has access to a US$350 million debt facility. As of April 2, they had drawn on US$159 million of that debt facility to advance the development of Fruta del Norte. First gold production at Fruta del Norte is expected during the fourth quarter of 2019.

For more information, visit the Lundin Gold website at www.lundingold.com and see the press releases dated March 1, 2019 and April 2, 2019. Sandstorm has a 0.9% NSR royalty on the Fruta del Norte project.

ALIANZA MINERALS OPTIONS NEVADA PROPERTIES TO HOCHSCHILD MINING

Alianza Minerals Ltd. (“Alianza”) announced that it has entered into an agreement with Hochschild Mining plc (“Hochschild”) whereby Hochschild can earn a majority interest in the Horsethief and Bellview properties located in Nevada, USA. Hochschild is a mid-tier precious metal producer listed on the London Stock Exchange.

Under the terms of the option agreement, Hochschild can earn a 60% interest in each of the properties by making exploration expenditures totaling US$3.5 million over 4.5 years at the Bellview property and US$5 million over 5.5 years at the Horsethief property. The 2019 exploration plans include drilling at Horsethief and a program to identify and define drill targets at Bellview.

For more information, visit the Alianza website at www.alianzaminerals.com and see the press release dated March 4, 2019. Sandstorm has a 1.0% NSR royalty on the Horsethief project and a 0.5% - 1.0% NSR royalty on the Bellview project.

ERDENE COMMENCES PRE-FEASIBILITY STUDY AND DRILLING PROGRAM AT KHUNDII GOLD PROJECT

Erdene Resource Development Corp. (“Erdene”) announced the commencement of a Pre-Feasibility Study and 2019 drilling program at the Khundii Gold Project in Mongolia. Results from the drilling program will be incorporated into an updated Mineral Resource Estimate that will be included in the Pre-Feasibility Study.

The first phase of the drilling program at Bayan Khundii will focus on expanding the potential open pit mineralization perimeter, increasing average grades and continuity in the highest grade zones, expanding the current resource, and developing additional near surface targets. The second phase of the drilling program, scheduled for later in 2019, will focus on regional targets.

For more information, visit the Erdene website at www.erdene.com and see the press releases dated April 1, 2019 and April 9, 2019. Sandstorm has a 1.0% NSR royalty on the Khundii Gold Project.

UNDERGROUND DRILLING CONFIRMS MULTIPLE GOLD ZONES AT BARRY

Bonterra Resources Inc. (“Bonterra”) announced results from an underground drilling campaign at the Barry project located in Québec, Canada. The diamond drilling campaign consisted of 25 drill holes totaling 7,548 metres and was completed during the fourth quarter of 2018 and the first quarter of 2019. The definition drilling has confirmed the location and grade of the gold-bearing zones at Barry and will be used for the planning of a bulk sample in the coming months.

Highlighted drill results include:

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BR18-03: 13.4 g/t gold over 3.2 metres from 307.4 metres;

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BR18-05: 8.2 g/t gold over 5.3 metres from 278.2 metres;

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BR18-08: 15.4 g/t gold over 2.3 metres from 343.9 metres;

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BR18-12B: 157.6 g/t gold over 1.3 metres from 231.1 metres; and

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BR19-25: 15.5 g/t gold over 4.5 metres from 194.8 metres.

For more information and complete drill results, visit the Bonterra website at www.bonterraresources.com and see the press release dated March 4, 2019. Sandstorm has a 3.9% - 4.9% NSR royalty on the Barry property.

AWALÉ RESOURCES ANNOUNCES TRENCH RESULTS FROM BOUNDOUKOU PROJECT

Awalé Resources Limited (“Awalé”) announced initial results from a trench program at the Bondoukou project located in Côte d’Ivoire. The trench program is focusing on areas at the Fako prospect where previous drilling had been completed in 2018. Awalé is expecting that the trenching and associated mapping will contribute to the understanding of the structural framework associated with the mineralization.

Highlighted results from the trench program include:

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BETR0003: 8.0 metres at 1.6 g/t gold from 4.0 metres; and

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BETR003: 17.0 metres at 2.6 g/t gold from 62.0 metres including 1.0 metre intervals at 10.5 g/t gold, 11.5 g/t gold, and 4.8 g/t gold.

For more information and full trench results, visit the Awalé website at www.awaleresources.com and see the press release dated March 4, 2019. Sandstorm has a 2.0% NSR royalty on the Bondoukou project.

QP QualifiedPerson
Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM FORGAARD
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

TSX: SSL	NYSE.AMERICAN: SAND

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, intentions with respect to the purchase of the Common Shares, intentions with respect to the Buyback, the Company’s intentions and ability to purchase the remaining Common Shares, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2018 and the Company’s annual information form dated March 21, 2019 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

TSX: SSL	NYSE.AMERICAN: SAND